GRYPHON DIGITAL MINING, INC.

1180 North Town Center Drive, Suite 100,

Las Vegas, NV 89144

April 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Jessica Livingston

Re:	Gryphon Digital Mining, Inc.
Registration Statement on Form S-3
Filed April 18, 2024
File No. 333-278805

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gryphon Digital Mining, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Friday, April 26, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Robby Chang
Robby Chang
Chief Executive Officer, President and Director

cc:	Ellenoff Grossman & Schole LLP